BRIDGE CAPITAL HOLDINGS

Investor Presentation

August 2006

Daniel P. Myers
President and CEO
Bridge Capital Holdings

Thomas A. Sa
Executive Vice President
Chief Financial Officer
Bridge Capital Holdings

Forward Looking Statement

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements.

These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities.

The reader should refer to the more complete discussion of such risks in Bridge Capital Holding's annual reports on Forms 10-K and 10-Q on file with the SEC.

Financial and Trading Information

- Established May 2001
- $641 Million in Assets
- 5 Yr CAGR Assets 71%
- Q2 '06 Net Inc = 2,019k
- Q2 '06 ROA = 1.42%
- Q2 '06 ROE = 18.76%

Market:	NASDAQ (Capital Market)
Symbol:	BBNK
TSO:	6,257,000
Market Cap:	$121,574,000 (8-11-06)
Avg Annual Vol:	~ 1.4 Million Shares (~22%TSO)
P/E:	Trailing: 17.99
	Q2 '06: 16.36

Recent Price History:	8-11-06	52 Wk:	High	Low
	$18.50		$20.49	$15.87

Registrar & Transfer Agent
American Stock Transfer

Corporate Counsel
Bingham McCutchen LLP

Independent Accountant
Vavrinek Trine & Day LLP

Strategic Positioning

BRIDGE BANK

A business banking franchise

that is the

Professional Business Bank of Choice

for small, middle-market, and emerging technology companies in Silicon Valley, California, and the Nation.

Our Approach

EXPERIENCE

- Experienced Board & Executives
- Fundamental Business Banking Strategy
- Focused Business Plan
- Ability to Recruit Top-Tier Bankers
- Strategic Vendor Alliances
- Scalable Systems & Business Lines

+

OPPORTUNITY

- Attractive SV Demographics
- Compelling Bank Market Opportunity

+

EXECUTION

- Disciplined Execution
- Strong Net Interest Margin
- Revenue Growth
- Improving Efficiency
- Excellent Asset Quality
- Peer + Improving ROA & ROE
- Good Earnings Growth

=

RESULTS

Milestones

2000	July	Filed Application for National Charter
	November	Charter Approved
2001	February	IPO Approved; Target $15 M
	April	$19.1 M IPO Closed ($5.00/sh)
	May	BANK OPENED IN SANTA CLARA
2002	January	Palo Alto Branch Opened
	February	SBA Division Launched
	June	$14.4 M Secondary Offering Closed ($6.50/Sh)
	July	Capital Finance Division Launched
2004	March	San Jose Main Office Opened
	October	Bridge Capital Holdings Formed
		International Division Launched
	December	Headquarters Moved to San Jose
		$12 M Trust Preferred Offering Closed
2005	January	East Bay LPO Opens
	April	Technology Banking Division Launched
	December	Redwood City LPO Opens
2006	January	Dallas, Texas LPO Opens
	March	$5 M Trust Preferred Offering Closed
	July	Added as growth stock to Russell Index

Experienced Board and Executive Team

NAME	POSITION	PRIOR BANK	BANK EXPERIENCE
BOARD:			
Allan Kramer	Chairman	Silicon Valley	19
Barry Turkus	Finance Ctee.	Silicon Valley	19
Dave Campbell	Loan Ctee.	Greater Bay	40
Tom Quigg	Comp Ctee.	Bank America	42
David Chui		Greater Bay	17
Rich Brenner	Audit Ctee.		5
Owen Brown			1
Bob Latta			*2*
EXECUTIVE TEAM:			
Dan Myers	CEO/Director	HTBK,GBBK	23
Bob Gionfriddo	EVP/Director	HTBK,SIVB,Plaza	37
Tom Sa	CFO	CCBN	15
Tim Boothe	CLO	HTBK,CMA,Plaza	15
Ken Silveira	CTO	HTBK,BofA	36

Operating Divisions and Leadership

DIVISION	MANAGER	TITLE	PRIOR BANK
CORPORATE BANKING	Emily Ruvalcaba	EVP	Greater Bay
SPECIALTY MARKETS	Bob Gionfriddo Jeff Whalen	EVP SVP	Heritage Greater Bay
CONSTRUCTION	Natalie Taaffe	EVP	Heritage
PALO ALTO BRANCH	Ken Brenner	EVP	Greater Bay
SBA (2LPO's, 4 Sales Offices)	Ralph Barnett	EVP	Greater Bay
CAPITAL FINANCE	Lee Shodiss	SVP	Silicon Valley
INTERNATIONAL	Jeannie Kao	SVP	Silicon Valley
EAST BAY (Corporate LPO)	Michael Hengl	SVP	Walnut Creek
TECHNOLOGY BANKING	Mike Field Ed Lambert	EVP SVP	Silicon Valley Comerica
TREASURY/CASH MGMT	Tom Hoffman	SVP	Comerica

Our Market: Santa Clara County/ Silicon Valley

Key Statistics

- Population: 1,753,027.
- Per Capita Income: $43,377.
- Avg Household Income: $128,740.
- Total Employment: 775,300.
- Jobless rate: 5.0%.
- Total Deposits: $49 b.
- San Jose 10th Largest City in US.

Facts of Interest

- Key Industries: Software, semiconductors, international trade, business services, venture capital.
- Workers are 2.5 times more productive than US average.
- Generates 10% of all US Patents.
- Consistently Captures 33%+ of all US venture capital financing.
- Engine of business formation 23,000 net new firms since bust of 2000.

A Growing Local Market For Fewer Local Banks

Santa Clara County Commercial Bank Deposits


($ billions)
$40
$35
$30
$25
$20
$15
$10
$5
$0
174% Increase
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Number of Commercial Banks <$1b Headquartered in Santa Clara County


14
12
10
8
6
4
2
0
75% Reduction
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
05

Source: FDIC

Significant Market Opportunity For Properly Positioned Bank

% Deposits
Santa Clara County

Source: FDIC; as of June 30, 2005



25%
20%
15%
10%
5%
0%
20.53%
18.49%
8.20%
7.16%
6.11%
3.47%
3.11%
1.64%
0.91%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank
= Change in deposit market share from prior year

Balance Sheet Growth



($ Millions)
$700
$600
$500
$400
$300
$200
$100
$-
loans
deposits
assets
CAGR 71%
5/14/01
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
6/30/06

Diversification of Lending Activity


1%
8%
Tech
Int'l
7%
BCFG
31%
C & I
11%
SBA
Other
4%
Construction
CRE
13%
Land
19%
6%

Loans

Focus on Core Funding Sources


48%
1%
5%
SAV
Money Market
TCD<$100K
I BD
TCD>$100K
14%
Non-Interest Bearing Demand
0%
1%
31%

Deposits

(@ 6-30-06)

Revenue Growth



ANNUAL
2006 YTD
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$1,154
$5,810
$1,460
$9,898
$2,663
$16,561
$3,855
$27,503
$4,197
$17,800
$2,161
2001
2002
2003
2004
2005
YTD 2006
Net Int Inc
Nonint Inc

Diversified Revenue Sources


17%
BCFG
14%
SBA
37%
C&I
Construction
13%
SM
Tech
10%
9%

Net Interest Margin



BBNK (7.02%)
3.84% Peer Median*
8%
7%
6%
5%
4%
3%
2%
2001
2002
2003
2004
2005
2006 ytd

*= Peer defined as 273 publicly traded US banks 0f $500M to $1b TA for FY 2005

Efficiency Ratio



BBNK (64.9%)
63.03% Peer Median*
190%
165%
140%
115%
90%
65%
40%
2001
2002
2003
2004
2005
2006 ytd

*= Peer defined as 273 publicly traded US banks 0f $500M to $1b TA for FY 2005

Asset Quality
Net Charge-Off (Recovery) / Avg Loans



Avg of All US Commercial Banks*
0.25%
0.15%
0.05%
-0.05%
-0.15%
0.20%
0.11%
0.08%
0.00%
-0.01%
-0.05%
2001
2002
2003
2004
2005
YTD 2006
BBNK:

*SOURCE: FFIEC/FDIC Uniform Bank Performance Report 6-30-06

Loan To Deposit Ratio



100%
75%
50%
25%
2001
2002
2003
2004
2005
2006 ytd

BRIDGE CAPITAL HOLDINGS

Preferred SBA Lender

Listed on NASDAQ

Member FDIC

Equal Housing Lender

Return On Assets


ANNUAL
6 Months
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
Pre-tax
Taxable
1.52%
DTA*
0.89%
1.23%
1.44%
2003
2004
2005
2006 ytd

Return On Equity


ANNUAL
6 Months
20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
Pre-tax
Taxable
12.46%
DTA*
9.87%
15.90%
18.94%
2003
2004
2005
2006 ytd

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

Net Income and EPS


($000)
ANNUAL
2006 YTD
Pre-tax
Taxable
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$(3,000)
$(4,000)
$5,725
$3,950
$3,373
DTA*
$3,037
2001
7.5
Mos
Incl
POE
.
$(3,541)
2002
$(2,685)
2003
2004
2005
2006 YTD

Earnings per Share

Annual

2003: $0.53 **2004: $0.46** **2005: $0.85**

Six Months

2006: $0.58

DTA*= Deferred Tax Asset of $1.9 Million Recognized at 12-31-03

BRIDGE CAPITAL HOLDINGS


Most Bankers
get excited about
financial statements.
At Bridge Bank,
this is the kind of
financial statement
that excites us.
"Bridge Bank
helped us grow
by 27%
over the past
two years."
BRIDGE BANK
THE SMARTER CHOICE IN BUSINESS BANKING.
SANTA CLARA • SAN JOSE • PALO ALTO SACRAMENTO • SAN DIEGO • FRESNO
PHONE: 1.866.BRDGBNK
WWW.BRIDGEBANK.COM

Thank You!


One of the Nation's
fastest
growing
banks
Now Serves
fast
growing
technology
companies
BRIDGE BANK
THE SMARTER BANKING CHOICE FOR GROWING TECHNOLOGY COMPANIES.
PALO ALTO, CA 94301
55 ALMADEN BOULEVARD
SAN JOSE, CA 95112
WWW.BRIDGEBANK.COM